SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 22, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒              Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐                                 No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐                                 No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐                                 No: ☒

Enclosures:

Nokia stock exchange release dated March 22, 2017: Nokia Announces Final Results for its Offer to Purchase Euro and Dollar Notes

Nokia Announces Final Results for its Offer to Purchase Euro and Dollar Notes

Nokia Corporation
Stock Exchange Release
March 22, 2017 at 10:50 (CET +1)

Nokia Announces Final Results for its Offer to Purchase Euro and Dollar Notes

Espoo, Finland — Nokia Corporation (“Nokia”) announces the final results of its offer to purchase Euro Notes and Dollar Notes for its previously announced tender offers (the “Tender Offers”) to purchase for cash up to a Maximum Acceptance Amount of: (i) the EUR 500,000,000 6.75% notes due February 4, 2019 issued under its Euro Medium Term Note Programme (the “Euro Notes”); (ii) the USD 300,000,000 6.50% Debentures due January 15, 2028 (the “2028 Notes”); and (iii) the USD 1,360,000,000 6.45% Debentures due March 15, 2029 (the “2029 Notes” and, together with the 2028 Notes, the “Dollar Notes”, and together with the Euro Notes, the “Notes”). The Dollar Notes were issued by Lucent Technologies Inc. (the predecessor to Alcatel-Lucent USA Inc., Nokia’s wholly-owned subsidiary (the “USD Notes Company”)).

The Tender Offers were made on the terms and subject to the conditions set out in the offer to purchase dated February 22, 2017 (the “Offer to Purchase”). Capitalized terms not defined herein have the meaning ascribed to them in the Offer to Purchase.

The Tender Offers expired at 11:59 p.m. (New York time) on March 21, 2017 and are expected to be settled on March 23, 2017 (the “Tender Offer Settlement Date”).  As of the Expiration Date, an aggregate principal amount of Notes equal to USD 770,684,828.40 were validly tendered pursuant to the Tender Offers.

On March 15, 2017, Nokia completed the issuance of its EUR 1.25 billion aggregate principal amount of new notes comprised of (i) EUR 500 million 1.00% Senior Notes due 2021 and (ii) EUR 750 million 2.00% Senior Notes due 2024, each issued under its EUR 5,000,000,000 Euro Medium Term Note Programme (the “New Notes”). The New Notes were admitted to listing and trading on the Irish Stock Exchange on March 15, 2017. Nokia hereby confirms that (i) the New Financing Condition set forth in the Offer to Purchase has been satisfied; and (ii) it has accepted all Notes validly tendered pursuant to the Tender Offers for purchase in full. The Dollar Notes will not be subject to pro-ration.

The table below sets forth the aggregate principal amount of each series of Notes that has been tendered and accepted for purchase in the Tender Offers and the aggregate principal amount of each Series of Notes that will remain outstanding after settlement of the Tender Offers.

Description	ISIN/ CUSIP	Principal Amount Out- standing before the Tender Offers	Principal Amount Tendered	Principal Amount Outstanding Post-Tender Offers(1)
6.75% Notes due February 4, 2019	XS0411735482	EUR 500,000,000	EUR 268,812,000	EUR 231,188,000
6.50% Debentures due January 15, 2028	US549463AC10/ 549463AC1	USD 300,000,000	USD 85,990,000	USD 214,010,000
6.45% Debentures due March 15, 2029	US549463AE75/ 549463AE7	USD 1,360,000,000	USD 400,910,000	USD 959,090,000

(1)         As described in the Offer to Purchase, following the Tender Offer Settlement Date, Nokia expects to cancel the Euro Notes acquired in the Tender Offers and to hold the Dollar Notes purchased in the Tender Offers.  The principal amount outstanding for the Dollar Notes does not include the Dollar Notes held by Nokia after the Tender Offers.

The table below sets forth the final Euro Notes Early Consideration, the Euro Notes Late Consideration, the Dollar Notes Early Consideration, the Dollar Notes Late Consideration, and the relevant Accrued Interest for each series of Notes subject to the Tender Offers.

Description	ISIN/ CUSIP	Principal Amount Out- standing before the Tender Offers	Early Tender Payment(1)	Early Consideration	Late Consideration	Accrued Interest
6.75% Notes due February 4, 2019	XS0411735482	EUR 500,000,000	EUR 30 per EUR 1,000	EUR 1,128.37 per EUR 1,000	EUR 1,098.37 per EUR 1,000	EUR 8.69 per EUR 1,000
6.50% Debentures due January 15, 2028	US549463AC10/ 549463AC1	USD 300,000,000	USD 30 per USD 1,000	USD 1,087.47 per USD 1,000	USD 1,057.47 per USD 1,000	USD 12.28 per USD 1,000
6.45% Debentures due March 15, 2029	US549463AE75/ 549463AE7	USD 1,360,000,000	USD 30 per USD 1,000	USD 1,089.96 per USD 1,000	USD 1,059.96 per USD 1,000	USD 1.43 per USD 1,000

(1)         The purchase price calculated from the applicable Fixed Yield or Fixed Spread includes the Early Tender Payment. The Late Consideration for each series of Notes deducts the Early Tender Payment from the purchase price calculated from the applicable Fixed Spread or Fixed Yield.

Holders of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date and accepted for purchase pursuant to the Tender Offers will receive the Euro Notes Early Consideration or the Dollar Notes Early Consideration, as applicable, which includes the Early Tender Payment applicable to the relevant series of Notes.  Holders of Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date and accepted for purchase pursuant to the Tender Offers will receive the Euro Notes Late Consideration or the Dollar Notes Late Consideration, as applicable.  In addition, all Holders of Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Tender Offers will receive the applicable Accrued Interest.

The applicable Euro Notes Early Consideration, Euro Notes Late Consideration, Dollar Notes Early Consideration or Dollar Notes Late Consideration, along with Accrued Interest, will be payable on the Tender Offer Settlement Date or as soon as practicable thereafter. Any Note accepted for payment pursuant to the Tender Offer will cease to accrue interest after the Tender Offer Settlement Date with respect to the holders who tendered pursuant to the Tender Offers.

Joint Dealer Managers

Citigroup Global Markets Limited, Deutsche Bank AG, London Branch and Merrill Lynch International (the “USD Dealer Managers”) are acting as Joint Dealer Managers for both Tender Offers. Nordea Bank AB (publ) is acting as Joint Dealer Manager exclusively for the Tender Offer for the Euro Notes and solely outside the United States. Investors with questions may contact the Joint Dealer Managers at the addresses and numbers shown below.

Citigroup Global Markets Limited	Deutsche Bank AG, London Branch	Merrill Lynch International	Nordea Bank AB (publ)
Citigroup Centre	Winchester House	2 King Edward Street	Smålands-
Canada Square	1 Great Winchester	London	gatan 17
Canary Wharf	Street London	EC1A 1HQ	SE-105 71
London E14 5LB	EC2N 2DB	United Kingdom	Stockholm
United	United Kingdom		Sweden
Kingdom
London	London	London	Europe
Tel.: +44 20	Tel: +44 20 7545 8011	Tel: +44 (0) 20 7996 5420	Tel: +45 6161 2996
7986 8969
	United States	United States
United States	Tel (toll-free):	Tel (toll-free):
Tel (toll-free):	+1 (855) 287-1922	+1 (888) 292-0070
+1 (800) 558-3745	Tel (collect):	Tel (collect):
Tel (collect):	+1 (212) 250-7527	+1 (980) 387-3907	Attn.: Nordea
+1 (212) 723-6106			Liability
	Attn.: Liability	Attn.:	Management
Attn.: Liability	Management	Liability
Management	Group	Management
Group		Group

liabilitymanagement.europe@citi.com	liability.management@db.com	DG.LM_EMEA@baml.com	NordeaLiabilityManagement@nordea.com

About Nokia
Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia
Communications
Phone: +358 (0) 10 448 4900
E-mail: press.services@nokia.com

Forward-Looking Statements

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: (i) Nokia’s ability to integrate Alcatel-Lucent into its operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; (ii) expectations, plans or benefits related to Nokia’s strategies and growth management; (iii) expectations, plans or benefits related to future performance of Nokia’s businesses; (iv) expectations, plans or benefits related to changes in organizational and operational structure; (v) expectations regarding market developments, general economic conditions and structural changes; (vi) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; (vii) timing of the deliveries of Nokia’s products and services; (viii) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as Nokia’s expected customer reach; (ix) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; (x) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and Nokia’s ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including the proposed tender offers; and (xi) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that Nokia currently expects. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: (1) Nokia’s ability to execute its strategy, sustain or improve the operational and financial performance of its business and correctly identify and successfully pursue business opportunities or growth; (2) Nokia’s ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the Alcatel-Lucent acquisition, and Nokia’s ability to implement its organizational and operational structure efficiently; (3) general economic and market conditions and other developments in the economies where Nokia operates; (4) competition and Nokia’s ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; (5) Nokia’s dependence on the development of the industries in which it operates, including the cyclicality and variability of the information technology and telecommunications industries; (6) Nokia’s global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; (7) Nokia’s ability to manage and improve its financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel-Lucent; (8) Nokia’s dependence on a limited number of customers and large multi-year agreements; (9) exchange rate fluctuations, as well as hedging activities; (10) Nokia’s exposure to direct and indirect regulation, including economic or trade policies, and the reliability of Nokia’s governance, internal controls and compliance processes to prevent regulatory penalties in its business or in its joint ventures; (11) Nokia’s exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; (12) the potential complex tax issues, tax disputes and tax obligations Nokia may face in various jurisdictions, including the risk of obligations to pay additional taxes; (13) Nokia’s actual or anticipated performance, among other factors, which could reduce its ability to utilize deferred tax assets; (14) Nokia’s ability to retain, motivate, develop and recruit appropriately skilled employees; (15) disruptions to Nokia’s manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to Nokia’s geographically-concentrated production sites; (16) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with Nokia’s business; (17) Nokia’s ability to optimize its capital structure as planned and re-establish its investment grade credit rating or otherwise improve its credit ratings; and (18) Nokia’s ability to achieve targeted benefits from or successfully implement planned transactions, including the proposed new issuance and tender offers, as well as the liabilities related thereto, as well as the risk factors specified in Nokia’s filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal